FORM 3
                  U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
         1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

    Lambert        Paul
    (Last)       (First)            (Middle)

    7700 N.W. 37th Avenue
    (Street)

     Miami                       FL    33147
    (City)                    (State)  (Zip)


2.  Date of Event Requiring Statement
    (Month/Day/Year)

    March 11, 199


3.  IRS Number of Reporting Person (Voluntary)


4.  Issuer Name and Ticker or Trading Symbol

    Net Lnnx, Inc.  -  NLNX


5.  Relationship of Reporting Person to Issuer
    (Check all applicable)

    XX Director                        XX  10% Owner

    XX Officer (give title below)          Other (specify below)

       Chief Financial Officer


6.  If Amendment, Date of Original
    (Month/Day/Year)


7.  Individual or Joint/ Group Filing
    (Check Applicable Line)


    XX   Form filed by One Reporting Person

         Form filed by more than One Reporting Person



            Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security            2.  Amount of Securities      3.  Ownership Form:               4.  Nature of Indirect
    (Instr. 4)                       Beneficially Owned            Direct (D) or Indirect (I)        Beneficial Ownership
                                     (Instr. 4)                    (Instr. 5)                        (Instr. 4)
    Common Stock, no Par Value       825,000                          (D)

    Preferred Stock, no Par Value     50,000                          (D)


*  If the Form is filed by more than one Reporting Person, see Instruction
   5(b)(v).
   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                        (Over)
                               (Print or Type Responses)


                      Table II - Derivative Securities Beneficially Owned
                 (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of      2.  Date Exercisable &     3.  Title & Amount    4.  Conversion or         5.  Ownership         6.  Nature of
    Derivative        Expiration Date            of Securities         Exercise Price            Form of               Indirect
    Security          (Month/Day/Year)           Underlying            of Derivative             Derivative            Beneficial
                                                 Derivative            Security                  Security:             Ownership
                                                 Security                                        Direct (D)            (Instr. 5)
                     Date       Expiration       (Instr. 4)                 Amount or No.        or Indirect (I)
                  Exercisable      Dae                             Title     of Shares           (Instr. 5)






Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                                      /s/ Paul Lambert                3/19/99
                                **Signature of Reporting Person
                                        Paul Lambert


Note:  File three copies of this Form,
       one of which must be manually signed.
       If space provided is insufficient,
       See Instruction 6 for procedure.

       (Print or Type Responses)